MCLAUGHLIN & STERN, LLP


                                  260 MADISON AVENUE
        DAVID W. SASS          NEW YORK, NEW YORK 10016    MILLBROOK OFFICE
           Partner                  (212) 448-1100         ----------------
Direct Phone: (212) 448-6215      FAX (212) 448-0066        Franklin Avenue
 Direct Fax: (212) 448-6277                                  P.O. Box 1369
E-Mail: dsass@mclaughlinstern.com                      Millbrook, New York 12545
                                                            (845) 677-5700
                                                          Fax (845) 677-0097

                                       February 19, 2009

Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance/AD2
100 F Street, NE
Washington D.C. 20549 - 3561

                           Re:     ICTS International N.V.
                                   Item 4.01 Form 6-K
                                   Filed: January 8, 2009
                                   File No:  000-28542

Dear Ms. Meadows:

      We enclose herewith amendment to Form 6K-A for the period ended January 8, 2009.

      In response to your letter of comment we have adjusted the first paragraph of Item 4.01 to make it clear that MHM Mahoney Cohen CPAs was hired January 8, 2009 for the audit for the year ended December 31, 2008. Cover page date has been corrected.

      In addition, we have added the last sentence of the first paragraph to indicate that MHM Mahoney Cohen CPAs is a member of Public Company Accounting Oversight Board ("PCAOB") and we have attached Exhibit 99 to documents that. We have also added Exhibit 16, a letter from MHM Mahoney Cohen indicating that they concur with the information contained in the filing.

      Should you require any additional information please contact the undersigned.

                                                     Sincerely yours,

                                                     MCLAUGHLIN & STERN, LLP

                                                     By: /s/ David W. Sass
                                                         -----------------
                                                         David W. Sass, Partner

DWS/kmh